SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

February 21, 2008

Commission File Number: 001-32618

Ituran Location and Control Ltd.
(Exact name of Registrant as specified in its Charter)

3 Hashikma Street, Azour 58001, Israel
(Address of Registrant’s principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐ No ☒

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______

On February 21, 2008, Ituran Location and Control Ltd. issued a press release announcing Q4 2007 and full year of 2007 earnings results with revenues for Q4 and full year of 2007 of $36.1 million and $124.8 million, net income on a GAAP-basis of $39.3 million and $51.5 million, respectively.

The following document is attach hereto and incorporated by reference herein:

Exhibit 99.1 Press release, dated February 21, 2008 titled “Ituran Location & Control Reports Q4 and full year of 2007 Results”

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ITURAN LOCATION & CONTROL LTD. (Registrant) By: /s/ Eyal Sheratzky —————————————— Eyal Sheratzky Co-Chief Executive Officer

Date: February 21, 2008